82-3696

M-real Corporation Stock Exchange Bulletin 15.5.2006 at 11.30 a.m.

STRIKE SHUTS DOWN PRODUCTION IN M-REAL´S FINNISH MILLS

Strike shut down production in all M-real´s Finnish mills this morning at 06.00 a.m. due to the paper workers protesting against personnel reductions. The strike will last until 06.00 a.m. on May 17.

The estimated cost of the strike to M-real is about EUR 4 million due to lost production.

M-REAL CORPORATION

Corporate Communications

For additional information contact Aarre Metsävirta, Senior Executive Vice President and Deputy CEO, tel. +358 10 469 4301







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